Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Striking Out of Winding-up Petition

HONG KONG, Oct. 7, 2020 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that on October 6, 2020, the winding up petition (the “Winding Up Petition”) in respect of the Company filed by Hudson Capital Solar Infrastructure GP, LP, in its capacity as general partner of Hudson Solar Cayman LP, was struck out by the court in the Cayman Islands. As the Company previously announced, on September 8, 2020 Square Acquisition Co.’s tender offer (the “Offer”) to purchase all of the issued and outstanding ordinary shares, par value US$0.0001 each, of Sky Solar (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares) expired. Through the Offer, Square Acquisition Co. accepted for payment all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the Offer, and Ordinary Share and ADS holders whose Ordinary Shares and ADSs were accepted in the Offer were paid $0.30 per Ordinary Share or $6.00 per ADS, less certain taxes and fees. The offeror group for the Offer (the “Offeror Group”) includes Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment (H.K.) Limited, Abdullateef A. AL-Tammar, Development Holding Company Ltd., Bjoern Ludvig Ulfsson Nilsson, Square Acquisition Co. and Square Limited.

Following the completion of the Offer and the striking out of the Winding Up Petition, the Company and Square Acquisition Co. intend to effect the previously announced merger (the “Merger”), with the Company as the surviving entity. At the effective time of the Merger, each outstanding Ordinary Share (other than those held by Offeror Group) will be converted into the right to receive US$0.30 in cash per Ordinary Share, without interest and less any required withholding taxes; and each ADS issued and outstanding immediately prior to the effective time, together with the underlying Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive US$6.00 in cash per ADS without interest and less any ADS cancellation fees and other related fees and withholding taxes. Instructions outlining the steps required to be taken to obtain the merger consideration will be provided to Sky Solar’s shareholders who did not tender their Ordinary Shares and/or ADSs in the Offer. The Offeror Group has previously announced that following the Merger they intend to seek the delisting of the ADS from NASDAQ and to cause the Company to terminate the registration of the Company’s securities under the Securities Exchange Act of 1934, as amended.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, Europe, South America and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2019, the Company owned and operated 115.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources the Company may need to familiarize itself with the regulatory regimes, business practices, governmental requirements and industry conditions as the Company enters into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the United States and Japan; resolution of disputes; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

United States

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

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